SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                          Captech Financial Group, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  26823Q 10 2
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                                 (CUSIP Number)

                                  John N. Raby
                               2261 Dailey Street
                               Superior, CO 80027
                                 (303) 589-3815
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 24, 2006
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John N. Raby
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    112,899,700
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    112,899,700
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                   0
________________________________________________________________________________

                                  SCHEDULE 13D
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


   112,899,700
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

85%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1. SECURITY AND ISSUER

This Schedule 13d relates to the common stock of Captech Financial Group, Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10200 W. 44th Avenue, Suite 210-E, Wheat Ridge, CO 80033.

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ITEM 2. IDENTITY AND BACKGROUND

     John N. Raby is an attorney, an investor, and an accountant. His address is 2261 Dailey Street, Superior, CO 80027.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Citizenship: United States of America.
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Exchange of 111,570,000 shares of Captech Financial Group, Inc. in a Share Exchange Agreement and Release among Theodore Molinari, Steve Molinari, John Raby, and Chance Vought. No funds were used, given, or borrowed.

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                                   Page 3 of 6

                                  SCHEDULE 13D
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ITEM 4. PURPOSE OF TRANSACTION

     (a) The Share Exchange Agreement and Release by and among Theodore Molinari, Steve Molinari, John Raby, and Chance Vought dated April 24, 2006;

     Mr. Raby took control of Issuer to 1) complete a settlement, 2) to acquire control of a shell to seek a merger, and 3) to bring current the SEC filings.

     (b) An extraordinary corporate transaction of an acquisition of Captech Financial Group, Inc. by John Raby;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries has occurred;

     (d) A change in the present board of directors or management of the Issuer occured, and the new directors are as follows:

        Wesley F. Whiting               President/Director
        Redgie Green                    Secretary/Director;

     (e) No material change in the present capitalization or dividend policy of the Issuer has been made;

     (f) None;

     (g) No change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person has occured, except Reporting party intends to implement a reverse split;

     (h)  Not applicable;

     (i)  Not applicable;

     (j)  Not applicable.

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                                  Page 4 of 6

                                  SCHEDULE 13D
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned:                  112,899,700
         Percent of outstanding shares owned:               85%

         Aggregate number of options owned:                 0
         Percent of outstanding options owned:              0%

     (b) Sole Power of voting for Reporting Person:         112,899,700

     (c) Transactions in securities in the past
         60 days for Reporting Person:                      None

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

The Company entered into a Share Exchange Agreement and Release which contains the entire Agreement by and among the parties and the Company, which is attached hereto as Exhibit 10.1.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Exhibit 10.1 -  Share Exchange Agreement and Release

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                                  Page 5 of 6

                                  SCHEDULE 13D
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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        May 10, 2006
                                        ----------------------------------------
                                                         (Date)

                                        /s/ John Raby
                                        ----------------------------------------
                                                       (Signature)




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

















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